

December 31, 2012

<u>Via E-mail</u>
W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

     Re: **Rush Enterprises, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 15, 2012
              File No. 000-20797

Dear Mr. Rush:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Consolidated Statements of Income, page 42</u>

1. We note the "Parts and service sales" revenue stream line item on the face of your Consolidated Statements of Income. To the extent that this line item includes both product and services, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X. In the event you concluded to combine the income streams from each individual class of product and services because each class does not exceed ten percent of the sum of all income items as noted in 5-03(b)(1) of Regulation S-X, please tell us the average separate profit margins for the product class and services class for each reporting period provided. Please also tell us what consideration you gave to providing a discussion within Management's Discussion and Analysis for significant

differences, if any exist, between the profit margins of your product class versus services class.

Consolidated Statements of Cash Flows, page 44

2. We note that you present draws/payments on your floor plan notes payable on a net basis. Please tell us more about the analysis you performed when concluding that net presentation was more appropriate than gross presentation. We refer you to ASC 230-10-45-7 through -9. Please also confirm that all draws/payments on floor plan notes payable with suppliers of your inventory are classified within operating activities.

Note 6 – Valuation Accounts, page 53

3. We note your disclosure on page 48 that you provide a provision for estimated repossession losses and early repayment penalties related to finance contracts sold to finance companies. Based on the nature of your business, we would expect to see a schedule detailing the activity in these reserves, if material. Please either revise future filings to include this activity in your financial statements or tell us why you believe such disclosure is not required. In this regard, it would be helpful for us if you provided us with a rollforward of these reserves for all periods presented. See Rules 5-04 and 12-09 of Regulation S-X.

Note 9 – Financial Instruments and Fair Value, page 55

4. We note that you recorded a pre-tax impairment charge related to your auction-rate securities and your disclosure that you believe that the impairment is temporary. Please provide for us your analysis as to why you believe the impairment is not "other than temporary." We refer you to SAB Topic 5M and ASC 320-10-35.

Note 15 – Acquisitions, page 66

5. Please tell us why only one of the six purchase price allocations provided in this footnote assigned any value to franchise rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief